Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

FURTHER GRANT OF AWARDS UNDER

THE 2021 RSU SCHEME AND THE 2022 RSU SCHEME

References are made to (i) the announcements of Ascentage Pharma Group International (the “Company”, together with its subsidiaries, the “Group”) dated February 2, 2021, June 23, 2022 and July 14, 2022 (the “Announcements”); (ii) the circular of the Company dated April 30, 2025 (the “Circular”); and (iii) the poll results announcement of the Company dated May 19, 2025 in relation to, among other things, the adoption of the 2021 RSU Scheme, the adoption of the 2022 RSU Scheme and the amendments to the 2021 RSU Scheme and the 2022 RSU Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements and the Circular.

FURTHER GRANT OF AWARDS UNDER THE 2021 RSU SCHEME

The Board announces that as of the date of this announcement, 824,124 RSUs (the “2021 Awards”), representing 824,124 Shares, have been granted under the 2021 RSU Scheme to 439 selected persons (the “2021 Selected Persons”) of the 2021 RSU Scheme (the “2021 Further Grant”), who are employees of the Group.

The 2021 Awards granted under the 2021 Further Grant would be satisfied by the allotment and issuance of Shares to the trustee of the 2021 RSU Scheme (the “2021 Trustee”) to be held by the 2021 Trustee for such purpose under the Scheme Mandate Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the 2021 Awards to be granted to the 2021 Selected Persons under the 2021 Further Grant represent approximately 0.24% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.24% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the exercise of the 2021 Awards granted to the 2021 Selected Persons under the 2021 Further Grant other than the abovementioned allotment and issuance of Shares by the Company to the 2021 Trustee).

The new Shares to be allotted and issued by the Company to the 2021 Trustee under the grant of 2021 Awards to the 2021 Selected Persons under the 2021 Further Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the 2021 Awards which may be granted under the 2021 RSU Scheme using the Scheme Mandate Limit.

The 2021 Further Grant has been approved by the Board and the Remuneration Committee. None of the members of the Remuneration Committee has a material interest in the 2021 Further Grant and therefore none of them abstained from voting on the relevant resolution of the Remuneration Committee. None of the Directors has a material interest in the 2021 Further Grant and therefore none of them abstained from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the 2021 Further Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the 2021 Further Grant are set out as follows:

Date of the 2021 Further Grant:	June 27, 2025

Number of grantees:	439 employees of the Group

Total number of RSUs granted:	824,124 RSUs, representing 824,124 Shares

Purchase price (as defined under Rule 17.01A of the Listing Rules) of the 2021 Awards granted under the 2021 Further Grant:	The 2021 Selected Persons are not required to pay any purchase price☒ (as defined under Rule 17.01A of the Listing Rules) for the 2021 Awards granted under the 2021 Further Grant.

Closing price of the H Shares on the date of the 2021 Further Grant:	HK$77.45

Vesting of the RSUs:	The 2021 Awards shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2021 Selected Persons are based and the commencement date or duration of their employment. The Board has determined that the 2021 Awards granted under the 2021 Further Grant shall vest on the date of the 2021 Further Grant.

The vesting period of the abovementioned 2021 Awards is less than 12 months as the 2021 Further Grant is to reward the 2021 Selected Persons who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2021 RSU Scheme, the vesting period of RSUs granted to Employee Participants (as defined under Chapter 17 of the Listing Rules) may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such Employee Participants. As such, it is permissible for the vesting period of part of the RSUs granted under the RSU Grants to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for the 2021 Awards granted under the 2021 Further Grant is appropriate and aligns with the purposes of the 2021 RSU Scheme as (i) it rewards the great contribution made by these employees to the development and growth of the Group; (ii) it incentivizes these employees to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets attached to the 2021 Awards granted under the 2021 Further Grant:	The vesting of the 2021 Awards granted under the 2021 Further Grant will be subject to the 2021 Selected Persons having obtained a satisfactory score as determined by the Board in their annual performance review.

Clawback mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, among other things, (i) the 2021 Selected Person’s employment or service terminates for any reason prior to the date of vesting of the 2021 Awards; (ii) the 2021 Selected Person makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) the 2021 Selected Person fails, during the course of his employment, to devote the whole of his time and attention to the business of the Group or to use his best endeavours to develop the business and interests of the Group; or (iv) the 2021 Selected Person is in breach of his contract of employment with or any other obligation to the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the 2021 Selected Persons to facilitate the purchase of shares of the Company under the 2021 RSU Scheme.

Number of Shares available for future grant under the 2021 RSU Scheme subsequent to the 2021 Further Grant:	443,127 Shares

Reasons for and benefits of the 2021 Further Grant:	The Board and the Remuneration Committee consider that the purpose of the 2021 Further Grant is to incentivize the existing and incoming senior management and employees for their contribution to the Group, and to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the 2021 Further Grant (i) rewards the great contribution made by the 2021 Selected Persons to the development and growth of the Group; and (ii) incentivizes the 2021 Selected Persons to further provide essential input in the Group’s strategic development in the long run.

None of the 2021 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2021 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the 2021 Further Grant will not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

FURTHER GRANT OF AWARDS UNDER THE 2022 RSU SCHEME

The Board announces that as of the date of this announcement, 816,922 RSUs (the “2022 Awards”), representing 816,922 Shares, have been granted under the 2022 RSU Scheme to 78 selected persons (the “2022 Selected Persons”) of the 2022 RSU Scheme (the “2022 Further Grant”), among which 176,278 RSUs, representing 176,278 Shares, were granted to Dr. Zhai Yifan (“Dr. Zhai”), who is the chief medical officer and a substantial shareholder of the Company.

The 2022 Awards granted under the 2022 Further Grant would be satisfied by the allotment and issuance of Shares to the trustee of the 2022 RSU Scheme (the “2022 Trustee”) to be held by the 2022 Trustee for such purpose under the Scheme Mandate Limit granted to the Board by the Shareholders at the annual general meeting of the Company held on May 19, 2025 to grant share options, RSUs and any other share options and/or awards over new Shares of the Company under all share schemes of the Company up to the limit of 10% of the then total number of issued Shares (excluding treasury Shares), being the mandate currently available to the Company.

The underlying Shares of the 2022 Awards to be granted to the 2022 Selected Persons under the 2022 Further Grant represent approximately 0.23% of the total issued share capital of the Company as at the date of this announcement, and approximately 0.23% of the enlarged total issued share capital of the Company (assuming there will be no change to the total issued share capital from the date of this announcement up to the exercise of the 2022 Awards granted to the 2022 Selected Persons under the 2022 Further Grant other than the abovementioned allotment and issuance of Shares by the Company to the 2022 Trustee).

The new Shares to be allotted and issued by the Company to the 2022 Trustee under the grant of 2022 Awards to the 2022 Selected Persons under the 2022 Further Grant will rank pari passu in all respects among themselves and with all the Shares in issue from time to time. The Listing Committee of the Stock Exchange has granted approval for the listing of, and permission to deal in, the new Shares underlying the 2022 Awards which may be granted under the 2022 RSU Scheme using the Scheme Mandate Limit.

The 2022 Further Grant has been approved by the Board and the Remuneration Committee. None of the members of the Remuneration Committee has a material interest in the 2022 Further Grant and therefore none of them abstained from voting on the relevant resolution of the Remuneration Committee. Save for Dr. Yang Dajun (“Dr. Yang”), who is the spouse of Dr. Zhai, no other Director has a material interest in the grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant and therefore none of them other than Dr. Yang abstained from voting on the relevant Board resolution.

The Directors (including the independent non-executive Directors) are of the view that the 2022 Further Grant is conducted on normal commercial terms, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The details of the 2022 Further Grant are set out as follows:

Date of the 2022 Further Grant:	June 27, 2025

Number of grantees:	78 employees of the Group, of which 1 of them, being Dr. Zhai, is a substantial shareholder of the Company

Total number of RSUs granted:	816,922 RSUs, representing 816,922 Shares

Purchase price (as defined under Rule 17.01A of the Listing Rules) of the 2022 Awards granted under the 2022 Further Grant:	The 2022 Selected Persons are not required to pay any purchase price (as defined under Rule 17.01A of the Listing Rules) for the 2022 Awards granted under the 2022 Further Grant.

Closing price of the H Shares on the date of the 2022 Further Grant:	HK$77.45

Vesting of the RSUs:	The 2022 Awards shall vest in accordance with the vesting criteria, conditions and time schedule as determined by the Board in its sole and absolute discretion with reference to, among other things, the location at which the abovementioned 2022 Selected Person is based and the commencement date or duration of their employment. The Board has determined that the 2022 Awards granted under the 2022 Further Grant shall vest on the date of the 2022 Further Grant.

The vesting period of the abovementioned 2022 Awards is less than 12 months as the 2022 Further Grant is to reward the 2022 Selected Persons who have demonstrated outstanding performance and who are core talents which the Group is eager to retain. Pursuant to the 2022 RSU Scheme, the vesting period of RSUs granted to Employee Participants may, at the discretion of the Board, be shorter where the grants of RSUs are granted as the year-end bonus of such Employee Participants. As such, it is permissible for the vesting period of part of the RSUs granted under the RSU Grants to be less than 12 months. In any event, the Directors and the Remuneration Committee are of the view that a vesting period of less than 12 months for the 2022 Awards granted under the 2022 Further Grant is appropriate and aligns with the purposes of the 2022 RSU Scheme as (i) it rewards the great contribution made by these employees to the development and growth of the Group; (ii) it incentivizes these employees to further provide essential input in the Group’s strategic development in the long run; and (iii) it is in line with the remuneration policy of the Group.

Performance targets attached to the 2022 Awards granted under the 2022 Further Grant:	The vesting of the 2022 Awards granted under the 2022 Further Grant will be subject to the 2022 Selected Persons having obtained a satisfactory score as determined by the Board in their annual performance review.

Clawback mechanism:	The Company can clawback any unvested RSUs by treating them as automatically lapsed immediately where, among other things, (i) the 2022 Selected Person’s employment or service terminates for any reason prior to the date of vesting of the 2022 Awards; (ii) the 2022 Selected Person makes any attempt or takes any action to sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favour of any other person over or in relation to any RSUs or any interests or benefits pursuant to the RSUs; (iii) the 2022 Selected Person fails, during the course of his employment, to devote the whole of his time and attention to the business of the Group or to use his best endeavours to develop the business and interests of the Group; or (iv) the 2022 Selected Person is in breach of his contract of employment with or any other obligation to the Group.

Financial assistance:	None of the members of the Group has provided any financial assistance to the 2022 Selected Persons to facilitate the purchase of shares of the Company under the 2022 RSU Scheme.

Number of Shares available for future grant under the 2022 RSU Scheme subsequent to the 2022 Further Grant:	6,793,878 Shares

Reasons for and benefits of the 2022 Further Grant:	The Board and the Remuneration Committee consider that the purpose of the 2022 Further Grant is to incentivize the existing and incoming directors, senior management and employees for their contribution to our Group, to attract, motivate and retain skilled and experienced personnel to strive for the future development and expansion of the Group by providing them with the opportunity to own equity interests in the Company. The Company believes that the 2022 Further Grant (i) rewards the great contribution made by the 2022 Selected Persons to the development and growth of the Group; and (ii) incentivizes the 2022 Selected Persons to further provide essential input in the Group’s strategic development in the long run.

Pursuant to Rule 17.04(1) of the Listing Rules, the grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant had been approved by the independent non-executive Directors.

The grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant would not result in the Shares issued and to be issued in respect of all options and awards granted to Dr. Zhai (excluding any options and awards lapsed in accordance with the terms of the applicable scheme) in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued Shares (excluding treasury Shares). As such, the grant of 2022 Awards to Dr. Zhai under the 2022 Further Grant will not be subject to approval by the Shareholders pursuant to Rule 17.04(4) of the Listing Rules.

Save as disclosed above, none of the 2022 Selected Persons is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. The 2022 Further Grant would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury Shares). As such, the grant of 2022 Awards to the 2022 Selected Persons other than Dr. Zhai under the 2022 Further Grant will also not be subject to approval by the Shareholders in accordance with Rule 17.03D(1) of the Listing Rules.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, June 27, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors Note, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.